

Mail Stop 4720

September 3, 2015

Via E-mail
Douglas L. Williams
President and Chief Executive Officer
Atlantic Capital Bancshares, Inc.
3280 Peachtree Road NE, Suite 1600
Atlanta, GA 30305

> **Re:** **Atlantic Capital Bancshares, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 26, 2015**
> **File No. 333-204855**

Dear Mr. Williams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2015 letter.

Material U.S. Federal Income Tax Consequences of the Merger, page 109

1.   We note that you have filed short-form tax opinions as Exhibits 8.1 and 8.2. Please either file long-form opinions or revise your prospectus disclosure to state that the disclosure in this section is the opinion of any named counsel that chooses to file a short-form tax opinion. Please also delete the statement in bold type on page 113 that the discussion is only a summary. Please refer Staff Legal Bulletin No. 19, which is available on our website, for guidance.

Merger as a Tax-Free Reorganization, page 110

2.   We note your disclosure that the merger "is intended to qualify as a 'reorganization' within the meaning of Section 368(a) of the Code." Please delete this intention and

Douglas L. Williams
Atlantic Capital Bancshares, Inc.
September 3, 2015
Page 2

revise to state that you have received opinions from counsel that the merger "will qualify." Please also delete the assumption from the next sentence. Please refer Staff Legal Bulletin No. 19, which is available on our website, for guidance.

Exhibit 8.1

3. We refer you to the statement that counsel's opinion is that the prospectus disclosure "accurately reflect the material United States federal income tax consequences of the Merger." Please direct counsel to opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. We also refer you to the statement that the opinion is "solely" in connection with the filing of the registration statement. Please direct counsel to revise to remove this limitation on investor reliance. Please also have counsel delete assumptions (3) and (8) as it is inappropriate to assume any readily accessible facts or any legal conclusions underlying the tax opinion. Finally, please have counsel revise so that the author of the opinion consents to the discussion of its opinion in the prospectus. Please refer Staff Legal Bulletin No. 19, which is available on our website, for guidance.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services I

cc: Betty Temple, Esq.